Mail Stop 3561

October 20, 2006

Dennis H. Johnston
Placer Del Mar, Ltd.
9422 Canfield Drive
La Habra, CA 90631

      **RE:**    **Placer Del Mar, Ltd.**
                 **Registration Statement on Form SB-2**
                 **File No. 333-127736**
                 **Amendment Filed: October 3, 2006**

Dear Mr. Johnston:

    We have reviewed your amended filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your prospectus to disclose Mr. Soloski's relationship to Placer del Mar's registration statement, including his activities in connection with the filing, and describe recent legal proceedings involving Mr. Soloski.

Risk Factors, page 4

2. Revise risk factor one to state when you recently commenced the first phase of exploration.  Add similar disclosure in the business section.

Description of Business, page 15

3.  We partially reissue prior comment one from our letter dated July 18, 2006. Clarify, if true, that you <u>will not</u> be used as a vehicle for a reverse merger.

4.  We note the revised disclosure indicating that if no mineralization is found during phase one you "may" dissolve. Clarify what your plan will be if you do not decide to dissolve. We may have further comment.

5.  We reissue prior comment three from our letter dated July 18, 2006. Discuss in greater detail the phased nature of the exploration process. Provide greater discussion of the activities to be undertaken in phase two. Discuss in greater detail the environmental impact reports, the mechanical trenching and the drilling to be conducted in phase two. Explain the purpose of the trenching and drilling to be conducted in phase two.

6.  We reissue prior comment five from our letter dated July 18, 2006. We continue to note the disclosure that proceeding to phase two is dependent upon additional funding. Please disclose your business plan if you are unable to obtain the additional funding.

7.  We note the amendment to the mineral property agreement. The exhibits list should include both the initial agreement and the amended agreement.

8.  We note the revised disclosure indicating that the company believes it has sufficient funds from its current cash balance and from loans from its director sufficient to fund operations for the next twelve months. In light of the monthly payment for office space, the amount due to a related party, and the fact that your officer is not obligated to provide such funding, please explain the statement.

Executive Compensation, page 33

9.  We note the statement that your officers did not receive any direct employee compensation. Please clearly disclose all employee compensation, direct or indirect.

Changes in and disagreements with accountants on accounting control and financial disclosure, page 34

10. We note the changes in your independent accountants. Please furnish the information required by Item 304 of Regulation S-B.

Report of independent registered public accounting firm, page F-1

11. Please note that since you are an exploration stage company, auditor association with the cumulative data is required on an annual basis. Please direct your auditor

(Chang G. Park) to revise the opening and opinion paragraphs of the audit report to address the cumulative period from May 13, 2005 (inception) to June 30, 2006. Please advise and revise.

12. We note that the independent auditor's report for the period covering from May 13, 2005 (inception) to the period ended June 30, 2005 has been omitted from the registration statement. You must include an audit report for each period for which financial statements are required. A reference to the report is not sufficient. Please revise to provide an auditor's report covering the financial statements for the period ended June 30, 2005 as required by Item 310(a) of Regulation S-B.

General

13. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

14. Please provide a current signed consent from the former accountant Armando C. Ibarra.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies